CHAPMAN AND CUTLER LLP                                   111 WEST MONROE STREET
                                                        CHICAGO, ILLINOIS 60603



                                 April 1, 2019




Sally Samuel
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review and Accounting Office
100 F Street, N.E.
Washington, D.C. 20549


  Re:                                     FT 7935
                   NextGen Communications and Technology Portfolio Series
                                       (the "Trust")
                              CIK No. 1763226 File No. 333- 230011
--------------------------------------------------------------------------------


Dear Ms. Samuel:

      We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

Example

      1. PLEASE REVISE THE DISCLOSURE TO CLARIFY THAT THE EXAMPLE COSTS INCLUDE THE IMPOSITION OF SALES CHARGES ON PROCEEDS ROLLED FROM ONE TRUST TO THE NEXT.

      Response: The prospectus has been revised in accordance with this comment.

      2. PLEASE REVISE FOOTNOTE THREE TO CLARIFY THAT UNITS PURCHASED AFTER THE INITIAL OFFERING PERIOD WILL NOT BE ASSESSED THE CREATION AND DEVELOPMENT FEE.

      Response: The prospectus has been revised in accordance with this comment.

Portfolio

      3. PLEASE REVISE THE DISCLOSURE TO EXPLAIN HOW THE COMPANIES IN WHICH THE TRUST INVESTS HAVE A SIGNIFICANT FINANCIAL RELATIONSHIP TO "5G" (E.G., 50% OF REVENUE DERIVED FROM 5G ACTIVITY).

      Response: In response to this comment, the Trust has changed its name to "NextGen Communications and Technology Portfolio Series." Additionally, the following disclosure has been added to the prospectus:

             Under normal circumstances, the Trust will invest at least 80% of its assets in companies that devote substantial resources to, or derive substantial revenues from, communications and technology innovation. Generally, the Trust considers "substantial resources" and "substantial revenue" to mean 50% or more of resources and/or revenue.

Registration Statement

      4. PLEASE REVISE THE REGISTRATION STATEMENT TO INCLUDE THE UNDERTAKING REQUIRED BY INSTRUCTION 3(A)(3) TO FORM S-6.

      Response: The registration statement has been revised in accordance with this comment.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 835-3721.

                                                  Very truly yours,

                                                  CHAPMAN AND CUTLER LLP


                                                  By   /s/ Daniel J. Fallon
                                                      ________________________
                                                         Daniel J. Fallon